06016789

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

03 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED SEP 13 2006 WASH, D.C. 213 SECTION

Your ref : 82-34872

Dear Sir,

SUPPL

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
SEP 18 2006
THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

11 AUGUST TO 07 SEPTEMBER 2006

245	15/08/2006 : 15:44:00	Smiths Group PLC - Directorate Change
246	06/09/2006 : 12:48:00	Smiths Group PLC - Notice of Results and AGM
247	06/09/2006 : 16:40:00	Smiths Group PLC - Directorate Change

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	15:44 15-Aug-06
Number	6983H

smiths

15 AUGUST 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.11.2R
DEATH OF A DIRECTOR

It is with great sadness that the Board of Smiths Group plc announces the death on 14 August 2006 of Mr Robert White O'Leary, a non-executive director of the Company. Mr O'Leary had been a valued member of the board since 9 September 1997 and will be greatly missed.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 15 August 2006

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Notice of Results and AGM
Released	12:48 06-Sep-06
Number	5712I

smiths

ANNOUNCEMENT OF RESULTS AND RECOMMENDATION OF DIVIDEND

It is expected that a duly constituted committee of the Board will meet on Wednesday 27 September 2006 for the purposes of (i) approving a preliminary announcement of the results of the Company for its 2005/06 financial year and (ii) recommending a final dividend on the ordinary shares for the same period.

Subject to approval at the Annual General Meeting, the 2006 final dividend will be paid on 24 November 2006 to ordinary shareholders registered at the close of business on 3 November 2006. The 'ex-dividend' date will be 1 November 2006.

ANNUAL GENERAL MEETING

The Annual General Meeting of Smiths Group plc for 2006 will be held at 12:00 noon on Tuesday 21 November 2006 at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN.

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	16:40 06-Sep-06
Number	5957I

smiths

6 SEPTEMBER 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.11R
DETAILS OF CHANGES TO THE ROLE, FUNCTIONS AND RESPONSIBILITIES OF DIRECTORS

Mr A M Thomson has today retired from the Board of Smiths Group plc. Mr J Langston has succeeded Mr Thomson as Finance Director of the Company.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 6 September 2006

END

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DOCUMENTS FILED WITH COMPANIES HOUSE

08 AUGUST to 08 SEPTEMBER 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

Form 288b (Resignation of a director)

DATACARE SOFTWARE GROUP

RECEIVED SEP 2006 PROCESSING

288b

Please complete in typescript, or in bold black capitals.

CHFP029

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of termination of appointment	1 4	0 8	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title Mr *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) ROBERT WHITE

Surname O'LEARY

	Day	Month	Year
†Date of Birth	0 3	1 2	1 9 4 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 14/8/06.

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

N R BURDETT
SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS
Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form May 2004

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 13 2006
WASH, D.C. 213

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,849		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,849
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,849**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 14/08/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./AL/10289	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number | 137013

:ompany name in full | SMITHS GROUP PLC

1 of 1

;hares allotted (including bonus shares):

	From			To		
'ate or period during which ıares were allotted *f shares were allotted on one date ɪter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	09	08	2006			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	6,871	47,949	62,653
ominal value of each share	25p	25p	25p
mount (if any) paid or due on each ıare *(including any share premium)*	721.00p	608.00p	554.00p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ːated as paid up			

ɔnsideration for which ː shares were allotted
ɪis information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ɪtract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number alloted 117,473
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **117,473**

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed Assistant [signature] **Date** 09/08/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MISS	NICOLA JANE	ABELL	8 ELM CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 3ED	555
MR	DAVID JOHN	ADAMS	35 VIKING ROAD	WILLASTON	DOUGLAS	ISLE OF MAN	IM2 6PA	272
MISS	SUSAN JANE	ANDREWS	72 FOREST GATE	DAVIES ROAD	EVESHAM	WORCESTERSHIRE	WR11 1XY	341
MR	MICHAEL HARRY	AUDUS	2 FAIRFIELD PARK ROAD	LECKHAMPTON	CHELTENHAM	GLOUCESTERSHIRE	GL53 7PQ	682
MR	ALAISTAIR SCOTT	BACKX	13 SYCAMORE AVENUE	FOUR POOLS	EVESHAM	WORCESTERSHIRE	WR11 1YE	1,023
MR	MICHAEL DAVID	BAILEY	2 MALMSEY CLOSE	STONEHILLS	TEWKESBURY	GLOUCESTERSHIRE	GL20 5FH	729
MR	CLIVE ANDREW	BARBER	98 ASHBURNHAM ROAD	PEMBREY	BURRY PORT	DYFED	SA16 0TL	545
MR	GRAHAM WILLIAM	BARRETT	43 NORTH STREET	BURWELL	CAMBRIDGE	CAMBRIDGESHIRE	CB5 OBA	341
MRS	KATRINA BRIDGET	BARRETT	5 MARSH VIEW	PALMARSH	HYTHE	KENT	CT21 6NP	203
MISS	RACHEL	BARRETT	5 MARSH VIEW	PALMARSH	HYTHE	KENT	CT21 6NP	136
MR	DAVID MILES	BARROW	2 HAZEN ROAD	KINGS HILL	WEST MALLING	KENT	ME19 4DF	1,019
MR	PHILIP PETER	BATTLE	765 FINCHLEY ROAD	LONDON			NW11 8DS	1,665
MR	STUART CHRISTOPHER	BEESLEY	25 FARM CRESCENT	LONDON COLNEY	ST ALBANS	HERTFORDSHIRE	AL2 1UG	545
MR	MICHAEL JAMES	BENHAM	49 COLIN ROAD	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE	GL4 3JN	555
MR	PAUL JAMES LESLIE	BENNETT	7 DEACON MEWS	MARSTON MORETAINE	BEDFORD	BEDFORDSHIRE	MK43 0AQ	1,529
MR	ROY THOMAS	BENTON	28 BEVERSTON ROAD	PERTON	WOLVERHAMPTON	WEST MIDLANDS	WV6 7UG	409
MR	ROGER CHARLES	BINGE	56 PORTVIEW ROAD	MIDANBURY	SOUTHAMPTON	HAMPSHIRE	SO18 2RH	333
MR	WILLIAM	BLACK	49 ISLANDREAGH DRIVE	DUNADRY	ANTRIM	COUNTY ANTRIM	BT41 2HB	477
MR	DENIS ROY	BLACKLEDGE	25 BRIAR ROAD	KINGSWOOD	WATFORD	HERTFORDSHIRE	WD25 OHW	818
MR	KEITH PAUL	BOLTON	44 MORAY AVENUE	COLLEGE TOWN	SANDHURST	BERKSHIRE	GU47 0XE	682
MR	TIMOTHY JAMES	BOWMAN	57 THE CORNFIELDS	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 7YQ	682
MRS	CAROLE ANN	BRIMFIELD	30 PAGETS ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8AG	555
MRS	MONICA JOAN	BRUSH	27 TWO HEDGES ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8DX	341
MR	SIMON JEFFREY	BULL	16 THE BEECHES	FAIR OAK	EASTLEIGH	HAMPSHIRE	SO50 7NS	614
MRS	DONNA JULIE	BURGUM	6 EDWARD TERRACE	FOLLY ROAD	FOLKESTONE	KENT	CT20 1PW	499
MR	JOSEPH MICHAEL	CALVERT	TWO GABLES	HAMMOCK ROAD	ECKINGTON	PERSHORE	WR10 3BJ	341
MS	SARAH LOUISE	CAMERON	30 BARONSMERE ROAD	EAST FINCHLEY	LONDON		N2 9QE	1,364
MR	CHRISTOPHER DAVID HOMER	CARR	42 WOODMANCOTE VALE	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE	GL52 9RJ	509
MR	STEVEN JOHN	CARR	36 THE GROVE	BUTLOCKS HEATH	SOUTHAMPTON	HAMPSHIRE	SO31 5FP	222
MR	RONALD ARTHUR	CAVE-AYLAND	RIVENDELL	47 BLENHEIM DRIVE	BREDON	TEWKESBURY	GL20 7LY	1,191
MR	YIU KEE	CHAN	22 NORMAL TERRACE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4AR	1,023
MR	IAN RICHARD	CHANDLER	26 CIRENCESTER ROAD	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE	GL53 8DA	555
MR	PHILLIP JOHN	CORNISH	2 DODINGTON CLOSE	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE	GL4 3JG	341
MR	ROBERT ADAM	COWLING	27 STANLEY ROAD	HEATON MOOR	STOCKPORT	CHESHIRE	SK4 4HW	341
MR	RODNEY SHAUN	CULLIMORE	MORRIS HILL CROSSING	SWINDON LANE	CHELTENHAM	GLOUCESTERSHIRE	GL50 4PE	341
MR	DANIEL GILES	DAVIS	20 ROMAN HACKLE AVENUE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE	GL50 4RF	888
MR	SHAWN LEE	DEAN	GREENLANDS	NORTHWOOD GREEN	WESTBURY-ON-SEVERN	GLOUCESTERSHIRE	GL14 1NA	307
MR	I	DIGINGS	10 OAKWAY DRIVE	FRIMLEY	SURREY		GU16 8LF	341
MISS	LISA	DONOVAN	42 THE HIGHGROVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JB	170
MRS	DONNA	DUNCAN	150 PENROSE AVENUE	CARPENDERS PARK	WATFORD	HERTFORDSHIRE	WD19 5AH	136
MR	JOSEPH OLANIYI	EFUNSHILE	24 LYNDHURST CLOSE	DOWNLEY	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP13 5JD	852
MR	MARTIN DAVID	ELLIOTT	ELLWOOD	REDDINGS ROAD	THE REDDINGS	CHELTENHAM	GL51 6RT	444
MR	JEFFREY BRYAN CRISPIN	ELT	1 DORSET VALE	WARFIELD	BRACKNELL	BERKSHIRE	RG42 3JL	204
MR	KEVIN JOHN	ETHERIDGE	11 REDWOOD COURT	NORTHWAY	TEWKESBURY	GLOUCESTERSHIRE	GL20 8SN	682
MR	ROYSTON ALAN	EVANS	1 COLETHROP VILLA	HARESFIELD	STONEHOUSE	GLOUCESTERSHIRE	GL10 3EN	682
MR	DAMON D	FALLIS	15 WESTFIELD	NEW ASH GREEN	LONGFIELD	KENT	DA3 8QN	545
MRS	ANNE PATRICIA	FARMER	1 ST MARY'S COTTAGES	ST MARY'S ROAD	WEST HYTHE	HYTHE	CT21 4NU	612
MR	DAVID MICHAEL	FEREDAY	3 BUTTERMERE COURT	PERTON	WOLVERHAMPTON	WEST MIDLANDS	WV6 7PP	1,451
DR	JOHN	FERRIE	STAG WOOD	RINGSHALL	BERKHAMPSTED	HERTFORDSHIRE	HP4 1LU	2,775
MRS	SUSAN MARY BERNADETTE	FILLINGHAM	AUSTER HOUSE	HAZEL GROVE	HALLATON	MARKET HARBOROUGH	LE16 8UN	1,705

MR	SIMON MICHAEL	FREEDMAN	44 BEECHCROFT AVENUE	NEW MALDEN	SURREY		KT3 3EE	1,998
MR	MARK ANTHONY	FULHAM	23 LANCASTER CLOSE	BURSLEDON GREEN	SOUTHAMPTON	HAMPSHIRE	SO31 8GT	341
MRS	CATHERINE MARY	GALBRAITH	24 STANMORE CRESCENT	LUTON	BEDFORDSHIRE		LU3 2RJ	358
MRS	CLARE	GALLAGHER	19 BRIDGE ROAD	HUNTON BRIDGE	KINGS LANGLEY	WATFORD	WD4 8RQ	1,023
MR	PAUL RUSSELL	GARDNER	4726 108TH AVE NE	KIRKLAND	WA 98033	USA		682
MR	TONY	GARSTON	32 POTTERSFIELD ROAD	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE	GL52 9PY	1,705
MR	MICHAEL DAVID	GILES	23 CHAPEL ROAD	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE	SO31 7FB	333
MR	MELVYN DENIS	GILL	KENTON	54 CHELTENHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GL52 8LY	272
MR	IAN CHARLES	GLAZIER	TWYNING GREEN	TWYNING	TEWKESBURY	GLOUCESTERSHIRE	GL20 6DF	203
MR	NICHOLAS JOHN	GOODMAN	7 SEWARD ROAD	BADSEY	EVESHAM	WORCESTERSHIRE	WR11 7HQ	333
MR	ANTHONY ALAN	GRAVES	40 PENNINE ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 5HE	1,296
MR	PHILIPPE	GRIFFITHS	70 GLOUCESTER ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 8NZ	682
MR	PETER DAVID	GUNSTON	12 MAYTHORN DRIVE	CAVENDISH PARK	CHELTENHAM	GLOUCESTERSHIRE	GL51 0QE	204
MR	MICHAEL	HADDRELL	14B THIRLEBROOK COTTAGES	ASTON CROSS	TEWKESBURY	GLOUCESTERSHIRE	GL20 8LN	272
MRS	GAIL	HALL	39 QUAT GOOSE LANE	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE	GL51 9RP	305
MR	MICHAEL JOHN	HAMMOND	33 TOBYFIELD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8NS	682
MRS	SHARON STELLA MARGARET	HARDING	ACORN COTTAGE	SWANMORE ROAD	SWANMORE	SOUTHAMPTON	SO32 2QH	341
MR	GARRY	HARKNESS	27 ST PETERS CRESCENT	BICESTER	OXFORDSHIRE		OX26 4XA	341
MR	KENNETH ERNEST	HARRIS	2 THE LIMES	KEMPSHOTT	BASINGSTOKE	HAMPSHIRE	RG22 5QZ	341
MR	PETER JOHN	HAYNES	3 GRAVEL LEASOWES	LIGHTMOOR	TELFORD	SHROPSHIRE	TF4 3QL	477
MR	ANDREW	HEATHER	8 IRWELL CLOSE	CHANDLER'S FORD	EASTLEIGH	HAMPSHIRE	SO53 4QB	1,705
MR	GARY	HOBSON	192 SHORNCLIFFE ROAD	FOLKESTONE	KENT		CT20 3PH	666
MRS	LINDA	HOLMAN	12 LYNTON ROAD	HYTHE	KENT		CT21 6DB	222
MR	ANDREW JAMES	HOLTER	11 WITHYFIELD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8LF	333
MR	PAUL DAVID	HORNBY	34 LICHFIELD DRIVE	CHELTENHAM	GLOUCESTERSHIRE		GL51 3DH	579
MR	DAVID PETER	HOWSE	24 SANDOWN ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8BY	444
MR	LEIGH	HUDSON	176 BROWNSIDE ROAD	BURNLEY	LANCASHIRE		BB10 3JW	272
MR	ROBERT	HUNT	18 LYNDLEY CHASE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 7YZ	888
MR	WILLIAM JAMES	HUNT	12 THORNTON ROAD	BURNLEY	LANCASHIRE		BB10 4HQ	272
MR	ANDREW ANGUS	HUTCHINSON	25 SOUTHWOOD ROAD	HILSEA	PORTSMOUTH	HAMPSHIRE	PO2 9QG	341
MR	RICHARD	JANKE	3 ESTRIDGE CLOSE	BURSLEDON	SOUTHAMPTON	HAMPSHIRE	SO31 8FN	136
MR	CHRISTOPHER	JONES	1 GRAFTON GARDENS	LOWER GORNAL	DUDLEY	WEST MIDLANDS	DY3 3ES	1,364
MR	MICHAEL STEWART	JONES	9 RANDALL CLOSE	CALMORE	SOUTHAMPTON	HAMPSHIRE	SO40 2SE	409
MR	TREVOR	JONES	8 NEW ROAD	TYLERS GREEN	BUCKINGHAMSHIRE		HP10 8DJ	305
MR	EDWARD	JORDEN	72 THE HOLLY GROVE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE	GL2 4UX	509
MR	MOHAMMAD	KHURSHID	8 SYDNEY GROVE	SLOUGH	BERKSHIRE		SL1 3HJ	818
MR	ROBERT WILLIAM	LANIGAN	24 BANN CLOSE	SOUTH OCKENDON	ESSEX		RM15 5QT	341
MR	PHILIP CHRISTOPHER	LARGE	169 PRESTBURY ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 2DU	444
MR	CHRISTOPHER PAUL	LINES	7 LITTLE STOKE LANE	LITTLE STOKE	BRISTOL	AVON	BS34 6HR	444
MR	PHILLIP DAVID	LINGHAM	72 BARTON ROAD	CANTERBURY	KENT		CT1 1YH	499
MR	DAVID	LIVESEY	FIRST FLOOR FLAT	30 YORK ROAD	HOVE	EAST SUSSEX	BN3 1DL	682
MR	RICHARD KAZIMIERZ	MADZELEWSKI	36 AYLSHAM CLOSE	TILEHURST	READING	BERKSHIRE	RG30 4XG	555
MR	PETER	MARSHALL	256A ST RICHARDS ROAD	DEAL	KENT		CT14 9LF	409
MR	ROBERT CLIVE	MARTIN	55 TRELLEWELYN ROAD	RHYL	CLWYD		LL18 4LT	682
MR	PETER BRIAN	MASSEY	28 PRESTWOOD AVENUE	WEDNESFIELD	WOLVERHAMPTON	WEST MIDLANDS	WV11 3TY	333
MR	TIMOTHY ROBERT	MATTHEWS	1 HENNEY CLOSE	PENKRIDGE	STAFFORD	STAFFORDSHIRE	ST19 5TD	888
MR	RAVI KUMAR	MAWKIN	49 MARSWORTH AVENUE	PINNER	MIDDLESEX		HA5 4TS	682
MR	DEREK WILLIAM	MCCALL	4 ELGIN GARDENS	CLARKSTON	GLASGOW	LANARKSHIRE	G76 8NS	333
MR	MARC-STUART	MCCLENING	PARKSIDE 42 LOWER END	LEAFIELD	WITNEY	OXFORDSHIRE	OX29 9QJ	852
MR	JOHN DONALD HENRY	MCCLOY	15 MOULDER ROAD	NEWTOWN	TEWKESBURY	GLOUCESTERSHIRE	GL20 8EB	341
MR	DEREK ROBERT HARKNESS	MCGAW	8 CROSSBURN AVENUE	MILNGAVIE	GLASGOW	LANARKSHIRE	G62 6DS	509
MR	KEITH STUART	MCLACHLAN	127 MORETON ROAD	BUSHBURY	WOLVERHAMPTON	WEST MIDLANDS	WV10 8LA	333

MRS	KIRTI	MEHTA	3 SEVELM	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 3RZ	238
MR	KEVIN PAUL	MESSENGER	63 WYCHWOOD AVENUE	KNOWLE	SOLIHULL	WEST MIDLANDS	B93 9DL	943
MR	DAVID	MILLS	114 STANNINGTON CRESCENT	TOTTON	SOUTHAMPTON	HAMPSHIRE	SO40 3QD	341
MR	ERIC THOMAS	MILLS	38 HENLEY ROAD	SPRINGBANK	CHELTENHAM	GLOUCESTERSHIRE	GL51 0LD	555
MRS	SUSAN	MILLS	38 HENLEY ROAD	SPRINGBANK	CHELTENHAM	GLOUCESTERSHIRE	GL51 0LD	555
MR	ANTHONY NEIL	MOLLART-WARD	1 BROOKFIELD COTTAGES	MANOR LANE	BREDONS NORTON	TEWKESBURY	GL20 7HB	444
MRS	PENNY JEAN	MOLLART-WARD	1 BROOKFIELD COTTAGES	MANOR LANE	BREDONS NORTON	TEWKESBURY	GL20 7HB	580
MR	NIGEL GEORGE	MOODY	CAMBERWELL	98 STATION ROAD	BRETFORTON	EVESHAM	WR11 7HX	1,705
MR	ANDREW PAUL	MORGAN	9 SNEAD PARK	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 5BJ	721
MR	TREVOR ROBERT	MORGAN	9 SNEAD PARK	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 5BJ	810
MR	MARTIN JAMES	MORRISSEY	33 KEENSACRE	IVER HEATH	BUCKINGHAMSHIRE		SL0 0DL	341
MR	MOHAMMED	MUNIR	22 WESTBURY ROAD	WATFORD	HERTFORDSHIRE		WD18 0DL	341
DR	WILLIAM	MUNRO	33 MELROSE PLACE	WATFORD	HERTFORDSHIRE		WD17 4LU	1,364
MR	MOHMED YUSUF	MUNSHI	34 RYECROFT STREET	GLOUCESTER	GLOUCESTERSHIRE		GL1 4LY	999
MR	BARRY	NASH	17151 SEALAWN DRIVE	EDMONDS	WA 98026	USA		222
MR	BARRY JAMES	NASH	28 PRIORY LANE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JL	305
MR	JOHN BARRY	NEWCOMBE	3 CRANMORE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE	SO31 5GG	341
MR	WILLIAM ANTHONY	NICKELLS	4A SOUTHEND LANE	CATFORD	LONDON		SE6 3AA	272
MR	ALLEN JOHN	NOICE	12 PAINSWICK CLOSE	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE	SO31 7EQ	555
MR	MICHAEL CHARLES	OLDHAM	3 LEVEN CLOSE	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE	SO53 4SH	444
MR	BENJAMIN ANDREW	ORGAN	67 STANWICK GARDENS	CHELTENHAM	GLOUCESTERSHIRE		GL51 9LF	254
MRS	MARIE JANE	O'RIORDAN	22 PECKED LANE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JQ	204
MR	CHRISTOPHER WILLIAM	ORRIS	16 CRADDOCK ROAD	NEWENT	GLOUCESTERSHIRE		GL18 1RA	272
MRS	MARGARET ANN	PANNETT	80 ASHLEA MEADOW	BISHOPS CLEEVE	CHELTENHAM	GLOSCESTERSHIRE	GL52 8WG	333
MR	GRAHAM NIGEL	PARKER	5 SEATON GARDENS	RUISLIP	MIDDLESEX		HA4 0AZ	682
MR	STEPHEN JOHN BOWEN	PARKER	94 CARRANT ROAD	MITTON	TEWKESBURY	GLOUCESTERSHIRE	GL20 8AD	222
MR	IAN CHARLES	PARRY	7 ROSE DRIVE	BOTLEY ROAD	CHESHAM	HERTFORDSHIRE	HP5 1RN	341
MR	STEPHEN CHARLES	PARRY	1 FAIRFIELD AVENUE	CHELTENHAM	GLOUCESTERSHIRE		GL53 7PN	852
MRS	PURBAI MAWJI	PATEL	21 BROOK ROAD	LONDON			NW2 7BJ	1,705
MR	RAJESH	PATEL	54 ELDON ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 6TU	888
MRS	CATHERINE SAU-KING	PEARSON	38 WOODVILLE ROAD	BARNET	HERTFORDSHIRE		EN5 5HB	2,775
MR	PAUL ANTHONY	PHILLIPS	106 BURTON ROAD	CHRISTCHURCH	DORSET		BH23 3AG	1,110
MR	GARRY ROY	PICKEN	4 COWLEY CLOSE	PENKRIDGE	STAFFORD	STAFFORDSHIRE	ST19 5SX	555
MR	SIMON PETER	PINNOCK	28 PARTON ROAD	CHURCHDOWN	GLOUCESTER	GLOUCESTERSHIRE	GL3 2AD	444
MR	JOHN EDWARD	POPE	7 WHITEHOUSE WAY	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE	GL52 9PR	888
MR	JASON PAUL	POWE	52 CHURCH ROAD	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE	GL2 0AE	555
MR	CALVYN	PRICE	16 MEADOW CLOSE	TEWKESBURY	GLOUCESTERSHIRE		GL20 8BD	477
MR	KANWAR VIR SINGH	RAI	GLEN CAIRN'	RUPERT STREET	WOLVERHAMPTON	WEST MIDLANDS	WV3 9NR	682
MR	KENNETH JOHN	REED	28 STOCKEN CLOSE	HUCCLECOTE	GLOUCESTER	GLOUCESTERSHIRE	GL3 3UL	333
MR	ANDREW PETER	REYNOLDS	41 ROBERTS ROAD	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 5DJ	666
MR	MARK ALISTER	RIDDICK	3 WOODGATE CLOSE	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE	GL4 3TN	68
MR	RAYMOND JAMES	RITCHIE	FLAT 2 SUNDON PARK PARADE	SUNDON PARK ROAD	LUTON	BEDFORDSHIRE	LU3 3BH	555
MR	DAVID FREDERICK	ROBOTTOM	6 CROMES WOOD	BANNERS BROOK	TILE HILL	COVENTRY	CV4 9SP	827
MR	JOHN	ROCHE	66 WOLVERHAMPTON ROAD	CANNOCK	STAFFORDSHIRE		WS11 1AS	1,705
MR	STEVEN JOHN	ROSE	152 WHADDON ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 5NS	444
MR	KEVIN GEORGE	ROWE	9 CRANMORE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE	SO31 5GG	272
MR	ROBERT IVAN	SADLER	159 CHELTENHAM ROAD	EVESHAM	WORCESTERSHIRE		WR11 2LF	682
MR	MICHAEL	SALES	19 HEATH ROAD SOUTH	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE	SO31 6SJ	341
MR	TERENCE ANDREW	SAMWAYS	8 NETLEY LODGE CLOSE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE	SO31 5BT	170
MR	ANTHONY KEITH	SAUNDERS	8 SANDMERE RISE	BUSHBURY	WOLVERHAMPTON	WEST MIDLANDS	WV10 9DD	682
MR	RAJIV	SHAH	44 APPLETREE WALK	GARSTON	WATFORD	HERTFORDSHIRE	WD25 ODE	341
MR	MICHAEL	SHORLAND	LOWER END COTTAGE	MANOR LANE	BREDONS NORTON	TEWKESBURY	GL20 7HB	555

MR	PETER	SIMPSON	41 SILVERDALE ROAD	GATLEY	CHEADLE	CHESHIRE	SK8 4QS	682
MR	DEREK	SMITH	5 ST NINIANS ROAD	DOUGLAS	ISLE OF MAN		IM2 4BB	1,159
MR	NIGEL	SMITH	12 FAIRFIELD	ELHAM	CANTERBURY	KENT	CT4 6UT	341
MR	S S	SOYAN	40 CHERRY AVENUE	LANGLEY	SLOUGH	BERKSHIRE	SL3 7BT	682
MR	RODNEY JAMES	SPIRES	12 ST MATTHEWS CLOSE	EVESHAM	WORCESTERSHIRE		WR11 2ES	555
MR	STUART GEORGE	SPREADBOROUGH	19 CHAUCER ROAD	CRAWLEY	SURREY		RH10 3AJ	1,665
MISS	JULIE ANNE	STEVENS	403 FARNHAM ROAD	FARNHAM ROYAL	SLOUGH	BUCKINGHAMSHIRE	SL2 3AS	136
MR	MICHAEL BERNARD	STUBBINGS	25 QUETTA ROAD	RAMSGATE	KENT		CT12 6NG	818
MR	PETER	SUSSMES	2 WINDRUSH DRIVE	SPRINGFIELD	CHELMSFORD	ESSEX	CM1 7QF	111
MR	STEPHEN CHARLES	TANDY	47 KNIGHTS WAY	NEWTOWN	TEWKESBURY	GLOUCESTERSHIRE	GL20 8DY	555
MR	PAUL ASHLEY	TATLER	71 NORMANHURST AVENUE	QUEENS PARK	BOURNEMOUTH	DORSET	BH8 9NW	1,110
MISS	CHRISTINE	TAYLOR	132A LEGGATTS WAY	WATFORD	HERTFORDSHIRE		WD24 5SJ	666
MRS	MARGUERITE ROSE	TAYLOR	10 LEABON GROVE	HARBORNE	BIRMINGHAM	WEST MIDLANDS	B17 OLE	204
MR	ROBERT MYLES	TAYLOR	30 THE GROVE	HALES ROAD	CHELTENHAM	GLOUCESTERSHIRE	GL52 6SX	555
MR	DAVID	TEAKLE	6 WOOD STANWAY DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8TL	818
MR	GRAHAM ALLAN LOCKHART	THOMSON	80 MALTING GREEN ROAD	LAYER-DE-LA-HAYE	COLCHESTER	ESSEX	CO2 0JJ	2,775
MR	FRANK LESLIE CHARLES	THORNDELL	363 SWINDON ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 9LB	1,023
MR	ALAN	THORNTON	32 BRONTE WAY	BITTERNE	SOUTHAMPTON	HAMPSHIRE	SO19 7JG	555
MR	DOUGLAS ERNEST	VINCENT	2 MACARTHUR ROAD	NORTHLEACH	CHELTENHAM	GLOUCESTERSHIRE	GL54 3HS	222
MR	SIMON GEORGE	WAKEMAN	66 NETHERWOOD GARDENS	CHELTENHAM	GLOUCESTERSHIRE		GL51 8LG	618
MR	ANDREW	WALKER	11 MANDARIN WAY	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE	GL50 4RP	555
MR	CHRISTOPHER FRANK	WALKER	6 INGESTRE CLOSE	HEATH HAYES	CANNOCK	STAFFORDSHIRE	WS11 7YY	136
MR	MALCOLM	WALLACE	OAKTREE HOUSE	FOREST ROAD	SWANMORE	SOUTHAMPTON	SO32 2PL	1,705
MR	GRAHAM PETER	WEST	5 STRATTON COURT	DEVONSHIRE ROAD	HATCH END	MIDDLESEX	HA5 4NA	341
MR	IAN JOHN	WHITE	WATERBROOK	PAMINGTON	TEWKESBURY	GLOUCESTERSHIRE	GL20 8LX	682
MR	LLLOYD MCKALLIE	WILLIAMS	54 SNAPE ROAD	WEDNESFIELD	WOLVERHAMPTON	WEST MIDLANDS	WV11 2NT	409
MR	PAUL DEREK	WILLIAMS	6 TYLEA CLOSE	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE	GL51 6RB	509
MR	NIGEL RICHARD	WOOD	19 TOURNEY CLOSE	LYMPNE	HYTHE	KENT	CT21 4LL	555
MR	WILLIAM ORAL	WORTHINGTON	58 KILLYLESS ROAD	CULLYBACKEY	BALLYMENA	COUNTY ANTRIM	BT42 1HD	555
MR	PHILIP	YATES	170 PROSSER STREET	PARK VILLAGE	WOLVERHAMPTON	WEST MIDLANDS	WV10 9AU	333
MR	MICHAEL JOHN	YUILL	23 ROMAN HACKLE AVENUE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE	GL50 4RF	136
								117,473

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

SEC MAIL PROCESSING SECTION RECEIVED SEP 1 3 2006 WASH, D.C. 213

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	08	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	610	9,989	353
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 16.08.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)						

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,933	110	211
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number alloted 21,206
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **21,206**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] Date 16.08.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	BARBARA	ALDER	3 HILLWAY	KINGSBURY	LONDON		NW9 7LS	1,569
MR	NEIL ANDREW	ARMITAGE	24 ROTHERMERE CLOSE	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 3UU	691
MR	MARTIN WILLIAM	BATH	MALVERN HOUSE	MAIN ROAD	BREDON	TEWKESBURY	GL20 7LW	341
MR	JOHN	BRINDLEY	18 CONSTABLE WAY	SALISBURY	WILTSHIRE		SP2 8LN	1,110
MR	ROBERT WILLIAM	BURTON	9 BUCKLES CLOSE	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE	GL53 8QT	555
MR	IAN PAUL	COCKERILL	23A BROOK PARADE	CHIGWELL	ESSEX		IG7 6PQ	682
MR	STEPHEN JOHN	COULTER	16 LYNDHURST ROAD	RIVER	DOVER	KENT	CT17 OLY	444
MRS	DOROTHY ANNE	COXON	24 LANCASHIRE HILL	WARFIELD	BRACKNELL	BERKSHIRE	RG42 3HZ	500
MR	STEVEN JACK	CRANE	BUCKSMILL	1 LYWOOD CLOSE	TADWORTH	SURREY	KT20 5SS	204
MISS	KAREN	DAVIES	34 SCOTT ROAD	OLTON	SOLIHULL	WEST MIDLANDS	B92 7LS	333
MR	HENRY HUBERT	GREATHEAD	19 HORSESHOE CLOSE	BALSHAM	CAMBRIDGE	CAMBRIDGESHIRE	CB1 6EQ	341
MR	JOSEPH MICHAEL	GREENWAY	PRIORY HOUSE	CHURCH LANE	LAPLEY	STAFFORD	ST19 9JS	614
MR	MICHAEL JOHN	HAMMOND	33 TOBYFIELD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8NS	172
MR	RICHARD	HINGLEY	141 DYMCHURCH ROAD	HYTHE	KENT		CT21 6JU	509
MR	NEIL JAMES	HOLLAND	40 NORTHCLIFFE	GREAT HARWOOD	BLACKBURN	LANCASHIRE	BB6 7PJ	444
MR	RAYMOND FREDERICK	HOLLAND	3 ADWALTON ROAD	PERTON	WOLVERHAMPTON	WEST MIDLANDS	WV6 7SH	444
MR	NICHOLAS JOHN	JOHNSON	90A SUFFOLK ROAD	TIVOLI	CHELTENHAM	GLOUCESTERSHIRE	GL50 2SZ	136
MR	RICHARD HARRY ORMOND	JOHNSON	EVERSFIELD HOUSE	56 STATION ROAD	BISHOPS CLEEVE	CHELTENHAM	GL52 8HJ	341
MR	PHILIP MARTIN	KEEN	79 FOURTH AVENUE	GARSTON	WATFORD	HERTFORDSHIRE	WD25 9QH	101
MRS	SANDRA JOYCE	KEENE	VILLENEUVE	79320	MOUTIERS-SOUS-CHANTEMERLE	FRANCE	IM4 7DR	358
MR	BRENDAN FRANCIS	KENNY	48 MALPAS ROAD	WALLASEY	MERSEYSIDE		CH45 4QJ	682
MR	PHILIP WILLIAM	MITCHELL	47 LARKSPUR DRIVE	FEATHERSTONE	WOLVERHAMPTON	WEST MIDLANDS	WV10 7TN	68
MR	DANIEL	NICHOLLS	27 CROWN MEADOW	COALWAY	COLEFORD	GLOUCESTERSHIRE	GL16 7HF	682
MR	NEIL ROGER	OCONNOR	12 WESTCROFT ROAD	SEDGLEY	DUDLEY	WEST MIDLANDS	DY3 3QP	277
MR	COLIN PETER	OSBORNE	9 ROTHER DALE	SHOLING	SOUTHAMPTON	HAMPSHIRE	SO19 0HL	444
MR	MICHAEL RICHARD	PEMBER	8A WARREN ROAD	ASHCHURCH GARDENS	TEWKESBURY	GLOUCESTERSHIRE	GL20 8QR	388
MR	ANDREW MICHAEL	PETERS	HILLRISE	MAIN STREET	LENCHWICK	EVESHAM	WR11 4TG	555
MR	KRIS JOHN	POOLE	6 CLEMATIS COURT	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JD	1,091
MR	STEPHEN JOHN	POWERS	THE MAPLES	BULLEY LANE	CHURCHAM	GLOUCESTER	GL2 8BQ	444
MR	ANDREW JOHN	RICHARDS	2 ALSTONE AVENUE	CHELTENHAM	GLOUCESTERSHIRE		GL51 8EH	444
MR	RICHARD PAUL JAMES	STEVENS	28 FIELDGATE ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JJ	272
MR	JAMES PATRICK	WAIDE	13 DUNFANE PARK	FRYS ROAD	BALLYMENA	COUNTY ANTRIM	BT43 7AH	1,023
MR	STEPHEN	WALSH	8 OAK BANK TERRACE	BARROWFORD	NELSON	LANCASHIRE	BB9 6QR	1,665
MR	LEE JOHN	WILKINSON	106 CARTER ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 0US	102
MS	AMANDA CLAIRE	WOODING	FLAT 3 BRACKNELL LODGE	5 FROGNAL LANE	LONDON		NW3 7DL	833
MR	JONATHAN PETER	WRIGHT	21 HOPWOOD GROVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 6BX	682
MR	PHILIP	WRIGHT	MOORCROFT	ASTLEYBANK	DARWEN	LANCASHIRE	BB3 2QB	1,665
								21,206

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

Return of Allotment of Shares

RECEIVED SEP 13 2006 213 PROCESSING SECTION

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,018	8,769	371
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 23.06.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,171	961	186
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number alloted 23,476
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **23,476**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant **Date** 23.08.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MARK ALBERT ANTONY	ALFORD	23 DARK LANE	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE	GL51 9RN	1,023
MR	ROBERT JOHN	ALLEN	10 TINTAGEL CLOSE	LUTON	BEDFORDSHIRE		LU3 1PF	852
MR	REGINALD FRANCIS	BAILEY	22 BISLEY ROAD	BENHALL	CHELTENHAM	GLOUCESTERSHIRE	GL51 6AD	509
MR	MALCOLM DONALD	BICK	49 ASHWOOD WAY	HUCCLECOTE	GLOUCESTER	GLOUCESTERSHIRE	GL3 3JE	341
MR	WILLIAM	BLACK	49 ISLANDREAGH DRIVE	MUCKAMORE	COUNTY ANTRIM		BT41 2HB	570
MR	ANDREW	BLACKBURN	33 KINGSLEA ROAD	SOLIHULL	WEST MIDLANDS		B91 1TQ	272
MR	NEIL ROBERT	BURDETT	5 OAK HOUSE	PARSON STREET	HENDON	LONDON	NW4 1QJ	444
MR	ADAM THOMAS	DELDERFIELD	45 DUNDALE ROAD	TRING	HERTFORDSHIRE		HP23 5BU	170
MR	MARK	EVANS	WOODSIDE BARN	HASFIELD ROAD	GLOUCESTER	GLOUCESTERSHIRE	GL19 4LJ	1,110
MR	ALAN REUBEN	GALFIN	131 GLOUCESTER ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 8NG	509
MR	CORNELIUS OLIVER	GALLACHER	112 KING HENRY'S DRIVE	NEW ADDINGTON	CROYDON	SURREY	CR0 0PB	577
MRS	SALLY ANN	GARLAND	3 CRIMOND AVENUE	DYMCHURCH	ROMNEY MARSH	KENT	TN29 OUL	68
MR	ROGER NICHOLAS	HALL	1 CRANSTOCK CLOSE	THE FAIRWAYS	BILLINGHAM	CLEVELAND	TS22 5RS	371
MR	MARTIN GORDON	HALLS	37 PITTVILLE CRESCENT LANE	CHELTENHAM	GLOUCESTERSHIRE		GL52 2RA	666
MR	MARK THOMAS	HARRINGTON	ORCHARD VIEW	GREAT WASHBOURNE	TEWKESBURY	GLOUCESTERSHIRE	GL20 7AR	555
MR	COLIN GEORGE	HARRIS	INGLEBY	375 AMERSHAM ROAD	HAZELMERE	HIGH WYCOMBE	HP15 7HR	170
MR	ROGER CLARKE	HARRISON	DUNDAS	MAYHILL	RAMSEY	ISLE OF MAN	IM8 2HJ	1,332
MRS	VASANTI NANDLAL	HIRANI	170 ST PAULS AVENUE	KENTON	HARROW	MIDDLESEX	HA3 9PU	1,705
MR	NEIL LESLIE	HODGE	THE ELMS	BOVENEY ROAD	DORNEY	BERKSHIRE	SL4 6QD	1,237
MR	MARK ANTHONY	HOLDING	21 WRAIGHTSFIELD AVENUE	DYMCHURCH	KENT		TN29 0JY	307
MR	JOHN ANTHONY	LAWSON	60 THE MOORINGS	PENDLE WAY	BURNLEY	LANCASHIRE	BB12 0TF	341
MRS	PAULINE MARJORIE	LAWSON	60 THE MOORINGS	PENDLE WAY	BURNLEY	LANCASHIRE	BB12 0TF	341
MRS	JASHU	MADHAPARIA	2 TAVISTOCK ROAD	EDGWARE	MIDDLESEX		HA8 6DA	682
MR	VERNON	MCNAUGHTON	37 IVER LANE	IVER	BUCKINGHAMSHIRE		SL0 9LF	333
MRS	CLARA	NORMAN	151 CHURCHILL ROAD	PARKSTONE	POOLE	DORSET	BH12 2JB	341
MR	ANTHONY DAVID	PAINTER	135 MAIDENHALL	HIGHNAM	GLOUCESTER	GLOUCESTERSHIRE	GL2 8DJ	1,705
MR	KEITH LESLIE	PARKES	45 LIVERPOOL CROFT	MARSTON GREEN	BIRMINGHAM	WEST MIDLANDS	B37 5PP	222
MR	IAN GRAHAM	PHILLIPS	37 ORCHARD RISE	NEWNHAM	GLOUCESTERSHIRE		GL14 1AL	682
MISS	WENDY	POWER	87 STANWICK DRIVE	CHELTENHAM	GLOUCESTERSHIRE		GL51 9LH	555
MRS	DENISE DIANE	ROBBIE	98 BROOKLYN ROAD	ARLE	CHELTENHAM	GLOUCESTERSHIRE	GL51 8DY	555
MR	KEITH	ROBERTS	4 CROSS WAY	CHRISTCHURCH	DORSET		BH23 2PJ	1,665
MR	BARRY	SCOBIE	GROUND FLOOR FLAT	ASHBURN VILLA	ST JAMES SQUARE	CHELTENHAM	GL50 3QG	682
MRS	JACQUELINE	THOMPSON	THE WALL HOUSE	4 OAK DRIVE	HIGHWORTH	WILTSHIRE	SN6 7BP	1,364
MR	JONATHAN DUNCAN BURNETT	WHITE	8 MERLIN CLOSE	CHELTENHAM	GLOUCESTERSHIRE		GL53 0NF	777
MR	PAUL ALAN	WHITFIELD	ARMSLEY LODGE	GODSHILL WOOD	FORDINGBRIDGE	HAMPSHIRE	SP6 2LU	341
MR	DESMOND CHARLES	WHITNEY	30 HILLSIDE DRIVE	CHRISTCHURCH	DORSET		BH23 2RU	102
								23,476

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

1 of 1

3hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
)ate or period during which ;hares were allotted *If shares were allotted on one date :nter that date in the "from" box.)*	6	9	2006			

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Jumber allotted	763	7,381	9,648
Jominal value of each share	25p	25p	25p
\mount (if any) paid or due on each ;hare *(including any share premium)*	721.00p	608.00p	554.00p

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

6 that each share is to be 'eated as paid up			

:onsideration for which ıe shares were allotted
Γhis information must be supported by ıe duly stamped contract or by the duly :amped particulars on Form 88(3) if the ɔntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number alloted 17,792
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **17,792**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] Date 06/09/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	JAMES	BEEDEN	47 SUFFOLK DRIVE	WHITELEY	FAREHAM	HAMPSHIRE	PO15 7DH	1,665
MISS	LOUISE	CANNON	28A CRICKETERS CLOSE	HAWKINGE	FOLKESTONE	KENT	CT18 7NH	341
MR	PHILIP ALAN	CAPENER	32 CLEEVELANDS AVENUE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4PS	222
MRS	JANET RACHEL	DONOVAN	87 SOUTHMOOR ROAD	OXFORD	OXFORDSHIRE		OX2 6RE	1,705
MR	FRANK WILLIAM	FISCHER	14 LAKESIDE	OAKWOOD	ENFIELD	MIDDLESEX	EN2 7NN	555
MR	DAVID	FRUIN	THE GRANARY	SILVERSTONE FARM	DRYBROOK	GLOUCESTERSHIRE	GL17 9BP	1,792
MRS	DIANE	HAWKES	42 CHANDOS STREET	WINCHCOMBE	CHELTENHAM	GLOUCESTERSHIRE	GL54 5HX	277
MR	CHRISTOPHER DAVID	HAWKINS	26 TERRY RUCK CLOSE	CHELTENHAM	GLOUCESTERSHIRE		GL51 0XR	444
MISS	JANET ELIZABETH	HILDER	36 RALSTON ROAD	BEARSDEN	GLASGOW	LANARKSHIRE	G61 3BA	509
MR	STEPHEN	LANE	19 HONEYSUCKLE CLOSE	EVESHAM	WORCESTERSHIRE		WR11 2AJ	861
MRS	AMANDA JANE	LINTURN	9 MONTGOMERY ROAD	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 3LB	511
MR	THOMAS GEORGE	MORRISON	10 LAXTON DRIVE	KINGSWOOD	WOTTON UNDER EDGE	GLOUCESTERSHIRE	GL12 8SQ	682
MR	CHRISTOPHER ALAN	PARRISH	2 WELBY CLOSE	COX GREEN	MAIDENHEAD	BERKSHIRE	SL6 3PY	1,501
MR	NIGEL KEITH	PARSONS	73 NURSERY FIELDS	HYTHE	KENT		CT21 4DS	341
MR	GARY	PICKARD	10 MASEFIELD AVENUE	PADIHAM	BURNLEY	LANCASHIRE	BB12 8SY	545
MR	DAVID PAUL	RAYFIELD	6 COPPERFIELD CLOSE	KENNINGTON	ASHFORD	KENT	TN24 9RJ	136
MR	TERENCE MICHAEL	RICHER	11 BURLEIGH ROAD	SUTTON	SURREY		SM3 9NE	254
MR	DAVID	SAVILLE	15 BROOK LANE	BEXLEY	KENT		DA5 1DW	981
MR	KEVIN	SELBY	24 WARD ROAD	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 6JW	964
MR	MICHAEL PAUL	SMITH	18 APPLE TREE CLOSE	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE	GL52 9UA	1,587
MR	KARL JOLYON	THOMAS	28A CRICKETERS CLOSE	HAWKINGE	FOLKESTONE	KENT	CT18 7NH	1,237
MISS	JOAN ELIZABETH	WATTON	39 ORMONDE ROAD	HYTHE	KENT		CT21 6DW	682
								17,792

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,017	10,932	11,319
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	23,268
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**23,268**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 31.08.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	VINROY GEORGE	BROWN	43 THE PARK	NORTHWAY	TEWKESBURY	GLOUCESTERSHIRE	GL20 8RD	1,860
MR	ROBERT JAMES	BURCHELL	26 LAXTON GARDENS	BALDOCK	HERTFORDSHIRE		SG7 6DA	222
MR	TARCISIO	CAMILLERI	22 RAVENSCROFT CLOSE	BURSLEDON	SOUTHAMPTON	HAMPSHIRE	SO31 8FT	204
MR	WILLIAM JAMES	CAUSON	5 STREAMSIDE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8XG	477
MR	PAUL THOMAS	CLARKE	8 NEW ROAD	HEXTABLE	SWANLEY	KENT	BR8 7LS	101
MR	THOMAS LAWRENCE	CLAY	12 BEECHURST WAY	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 7WJ	682
MR	RAYMOND CHRISTOPHER	DOREY	08-12 GRANGE RESIDENCES	BLOCK 95	GRANG ROAD	249616 SINGAPORE		1,110
MR	JOHN KENNETH	FLANAGAN	27 REDOUBT WAY	DYMCHURCH	GLOUCESTERSHIRE	KENT	TN29 OUF	509
MR	MARK STEVEN	HEAD	41 HARVESTERS VIEW	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 7WD	407
MRS	YVONNE LARAINE	HIPKISS	1 CREST VIEW	STREETLEY	SUTTON COLDFIELD	WEST MIDLANDS	B74 3QA	89
MR	ALAN	HUGHES	23 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8NU	341
MR	NICHOLAS ANTONY	KENT	46 DELABERE ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8AJ	1,332
MR	MARK JOHN	KINSON	3 TUDOR ROAD	BURNTWOOD	STAFFORDSHIRE		WS7 0BN	2,220
MR	PETER ROBERT	MASON	48 DEACONS HILL ROAD	ELSTREE	HERTFORDSHIRE		WD6 3LH	682
MR	JOHN FREDERICK	MCMULLAN	17 THIRLMERE AVENUE	ONCHAN	ISLE OF MAN		IM3 2DR	444
MR	KLAUS-DIETER	MECK	157 WENDOVER ROAD	BROOKLANDS	MANCHESTER	LANCASHIRE	M23 9JS	511
MR	SIMON JOHN	NETTON	43 DOWNSWAY	SALISBURY	WILTSHIRE		SP1 3QL	333
MR	ALAN JOHN	PARKER	3 FRAMPTON MEWS	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE	GL51 6UG	1,705
MISS	SHARON	PARR	THE GRANARY	SILVERSTONE FARM	DRYBROOK	GLOUCESTERSHIRE	GL17 9BP	2,347
MR	PAUL ANTHONY	PETERS	22 WILLERSEY ROAD	BENHALL	CHELTENHAM	GLOUCESTERSHIRE	GL51 6NN	111
MR	RUSSELL	PLUMLEY	16 KING EDWARDS GARDENS	ACTON HILL	LONDON		W3 9RG	1,705
DR	BASIL	POLYCHRONOPULOS	141 ALEXANDRA AVENUE	LUTON	BEDFORDSHIRE		LU3 1HQ	682
MR	RICHARD MARTIN	PULLEN	ABBOT'S CROFT	93 GLOUCESTER ROAD	TEWKESBURY	GLOUCESTERSHIRE	GL20 5SU	777
MR	ALAN	RAINE	CRUDENS BARN	ASHLEWORTH	GLOUCESTER	GLOUCESTERSHIRE	GL19 4HT	682
MRS	JILL ROSEMARY	STUART	ROSEHILL COTTAGE	WYKE	MUCH WENLOCK	SHROPSHIRE	TF13 6PA	943
MS	CLAIRE ELIZABETH MARGARET	WARREN	2 TOATES CLOSE	WILBURTON	ELY	CAMBRIDGESHIRE	CB6 3SL	277
MR	ADAM JASON	WEIR	9 BRICKNELL AVENUE	BREDON	TEWKESBURY	GLOUCESTERSHIRE	GL20 7QH	469
MR	RICHARD ALAN	WHITE	67 LINCROFT	OAKLEY	BEDFORD	BEDFORDSHIRE	MK43 7SS	1,364
MR	RICHARD WILLIAM	WILLOUGHBY	3 HACKFORTH CLOSE	BARNET	HERTFORDSHIRE		EN5 3BT	682
							TOTAL	23,268

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,000	10,000	7,250
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	774p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	26,250
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	26,250
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 08/09/06

~~A director /~~ secretary / administrator / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/RW10829 Tel: 01903 833250

DX number DX exchange